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www.foxrothschild.com

July 12, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Gabor
Erin Jaskot

Re:	One World Pharma, Inc.
Amendment No. 2 to Current Report on Form 8-K
Filed June 13, 2019
File No. 333-200529

Ladies and Gentlemen:

On behalf of our client, One World Pharma, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 9, 2019 (the “Comment Letter”), relating to the above referenced Current Report on Form 8-K (the “8-K”). In response to the comments set forth in the Comment Letter, the Company has revised the 8-K and is filing Amendment No. 3 thereto with this response letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the 8-K, as applicable.

U.S. Securities and Exchange Commission

July 12, 2019

Description of the Business, page 2

1.	We note your response to prior comment 13. To balance your disclosure and provide further context, please revise this section to explain that the four licenses you hold are insufficient to execute your current business plan and provide an indication of the type of substantial additional permissions and authorizations that are required as well as the cost and timing of such authorizations. Please also tell us whether you continue to believe that you will be able to commence commercial sales in the fourth quarter of 2019, as disclosed on page 2.

The Company has revised the disclosure under “Description of Business” in the 8-K with respect to the four Colombian licenses, as requested by the Staff. The Company now conservatively believes that it will be able to commence limited shipping of non-psychoactive products in the first quarter of 2020, as disclosed on Page 2.

Regulation, page 4

2.	We note your response to prior comment 6. Please clearly state whether you believe your current activities conducted at your Las Vegas headquarters will be subject to the U.S. Controlled Substances Act or any other applicable state or federal law as they pertain to your business plans. Please also include risk factor disclosure explaining the potential impact if your business is found to be in violation of the U.S. Controlled Substances Act or any other applicable state or federal law. Refer to Item 101(h)(4)(ix) of Regulation S-K.

As requested by the Staff, the Company has revised the disclosure under “Regulation” and has added risk factor disclosure on page 11.

U.S. Securities and Exchange Commission

July 12, 2019

Exhibit 99.2

OWP Ventures, Inc. Audited Financial Statements

Notes to Consolidated Financial Statements

Note 3 - Acquisition, page F-10

3.	Refer to your response to our prior comment 13.

●	Please amend your filings, as appropriate, to make the proposed revisions you suggest in your June 28, 2019 response that relates to the second and fourth bullets of prior comment 13. In that regard, it appears that the $161,889 disclosed in the first paragraph under “Adjustments to additional paid in capital” in Note 14 of Exhibit 99.2 may require revision as well.

●	Regarding your response to the third bullet of our prior comment 13 and considering the nature of the licenses acquired in OWP Ventures, Inc.’s acquisition of One World Pharma SAS, please clearly disclose herein, in your amended filings, the value assigned to the licenses in the acquisition of One World Pharma SAS, how the value was determined and why you believe that the licenses do not have any value beyond the value assigned.

●	The Company has revised the disclosure in Notes 3 and 14 consistent with the response in our June 28, 2019 letter.

●	The Company has expanded its disclosure in Notes 3 and 14 as requested by the Staff to disclose that prepaid expenses included $29,356 of costs incurred in obtaining the licenses, and that no further adjustment to fair value was necessary due to the highly speculative nascent stage of Colombia’s legal cannabis industry, uncertain regulatory and unrestricted Colombian licensing environment, and additional permissions and authorizations necessary to execute the Company’s business plan.

Very truly yours,

/s/ Alison Newman
Alison Newman

cc:	Craig Ellins